May 8, 2015

VIA EDGAR

Ms. Sheila Stout, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:           Forum Funds II
(File No. 811-22842)

Dear Ms. Stout:

This letter is in response to a follow-up comment provided by the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to a correspondence filed on April 16, 2015 relating to certain filings made by Forum Funds II, a Delaware statutory trust (the “Trust”), on behalf of each of its series (each, a “Fund” and collectively, the “Funds”). The comment was provided by you in a telephone conversation on Monday, April 27, 2015. For your convenience, your comment is set out below in bold text and is followed by our response.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff does not foreclose the SEC from taking any action with respect to the Registration Statement; and (3) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the securities laws of the United States, except to the extent otherwise legally permissible.

Comment 1: Please be advised that it is the Staff’s position that the Schedules of Investments for all funds with forward currency exchange contracts disclose the respective counterparties. Please revise or supplement your previous response to state: (1) the reasons that the Registrant does not disclose the respective counterparties to such contracts for applicable series, or (2) that, going forward, the Registrant will seek to comply with the disclosure requirement consistent with the Staff’s position.

Response: Registrant will seek to disclose, as appropriate, the counterparties to forward currency exchange contracts (“Forwards”) for applicable Funds going forward, after consultation with the Trust’s auditor, counsel, and management. Registrant notes, however, that Forwards are privately negotiated contracts that may include confidentiality provisions. Registrant has been advised that such confidentiality provisions may preclude public disclosure of the parties to and terms of the contract, unless such disclosure is required by regulation. Here, the proposed disclosure would not be required by regulation. Therefore, to the extent that a Forward includes a confidentiality provision of the type described, Registrant does not expect to be able to disclose the counterparty to the Forward on applicable Fund’s Schedule of Investments.

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If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary Tackett
                               Zachary R. Tackett
cc: Alison Fuller, Esq.
Stradley Ronon Stevens & Young LLP